At a special meeting of shareholders, held on May 21, 2008, shares were voted as follows on the proposals presented to shareholders:

1. To approve the Investment Advisory Agreement and Plan of Reorganization between the Trust and Investment Advisor with respect to the Firsthand Global Technology Fund and Firsthand Technology Value Fund. The shareholders approved the reorganization of the Firsthand Global Technology Fund into Firsthand Technology Value Fund by the following votes:

For 		Against 		Abstain
1,010,096 	68,748 			28,536

2. To approve the Investment Advisory Agreement and Plan of Reorganization between the Trust and Investment Advisor with respect to the Firsthand Technology Innovators Fund and Firsthand Technology Value Fund. The shareholders approved the reorganization of the Firsthand Technology Innovators Fund into Firsthand Technology Value Fund by the following votes:

For 		Against 		Abstain
738,547 	39,426 			25,169